File No.
82-3881

TYLER RESOURCES INC.

...E 500, 926 - 5 AVE. S.W.
...LGARY, AB T2P 0N7 CANADA
...L: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

02 APR 30 AM 11:27

02028718

April 16, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated April 16, 2002

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for
Barbara O'Neill

dlw 4/30

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 16, 2002**

NEWS RELEASE: 02-08

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Crystal Property Update

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-TSX Venture(formerly CDNX))** has been informed by Navigator Exploration Corp. that a short drilling program, consisting of five holes totalling approximately 1,000 m has now been completed on the Crystal property in the Northwest Territories. The drilling program was designed to test five high priority geophysical targets that that were modeled as near-vertical, discrete pipe-like features. Four of the targets were confirmed as non-kimberlitic sources, while the fifth target could not be tested due to a lack of water.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 16, 2002**

NEWS RELEASE: 02-08

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Crystal Property Update

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-TSX Venture(formerly CDNX))** has been informed by Navigator Exploration Corp. that a short drilling program, consisting of five holes totalling approximately 1,000 m has now been completed on the Crystal property in the Northwest Territories. The drilling program was designed to test five high priority geophysical targets that that were modeled as near-vertical, discrete pipe-like features. Four of the targets were confirmed as non-kimberlitic sources, while the fifth target could not be tested due to a lack of water.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 16, 2002**

NEWS RELEASE: 02-08

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Crystal Property Update

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-TSX Venture(formerly CDNX))** has been informed by Navigator Exploration Corp. that a short drilling program, consisting of five holes totalling approximately 1,000 m has now been completed on the Crystal property in the Northwest Territories. The drilling program was designed to test five high priority geophysical targets that that were modeled as near-vertical, discrete pipe-like features. Four of the targets were confirmed as non-kimberlitic sources, while the fifth target could not be tested due to a lack of water.

"Jean Pierre Jutras"

Jean Pierre Jutras
President